

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop #4631   November 9, 2016

Via E-mail
Xiaobin Wu
Chief Executive Officer
Fuda Group (USA) Corporation
48 Wall Street, 11th Floor
New York, NY 10005

>   **Re: Fuda Group (USA) Corporation**
>   **Amendment No. 8 to Registration Statement on Form S-1**
>   **Filed October 25, 2016**
>   **File No. 333-208078**

Dear Mr. Wu:

We have reviewed your response letter and the above-referenced filing, and have the following comments.

General

1.   Please update your financial statements for the quarter ended September 30, 2016 as required in Article 3-12 of Regulation S-X.

Risk Factors, page 14

2.   We note your disclosure on page 69 where you state that land debts are treated as accounts payable and classified as current liabilities as there were no payment terms or maturity date. Please revise to include a risk factor that the Company has or may continue to enter into contracts with vague or no material terms that could result in disputes for which the Company may include legal or other costs to resolve.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 67
Liquidity and Capital Resources at December 31, 2015 and 2014, page 68

3.   We note your response to our prior comment 3 and your revised disclosures. Your disclosure on page 69 states that when you purchased the land from Fuda Investment and Winner International that the purchase price was based on appraised value. Please revise your disclosure to indicate whether this appraisal was a current appraisal and performed by an independent third-party.

<u>Barter Trade Exchange, page F-39</u>

4.   In your response to prior comment 4 you stated that the land agreement did not contain any conditional terms. Per review of your land contract, we note Article 3 states that the Company is required to manage, nurture, harvest and develop the woodlands in accordance to the guidelines of the Forestry Department. This provision appears to be an obligation to the Company. Please revise disclosure to define the contracting period referenced in the contract, disclose this term of the agreement and the financial and operational obligation to this provision creates for the Company.

You may contact Melissa Rocha, Senior Assistant Chief Accountant at 202-551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineer, at 202- 551-3610 with questions on engineering related comments and contact David Korvin, Staff Attorney at 202-551-3236 or Pamela Long, Assistant Director at 202-551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

cc: <u>Via E-mail</u>
        Anthony Patel, Esq.
        Cassidy & Associates